

04019713

NITED STATES
ID EXCHANGE COMMISSION
hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 49713

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _JANUARY 1, 2003_ AND ENDING _December 31, 2003_
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parker Financial Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Smith St, Suite 201

(No. and Street)

Nanuet   _N.Y._   _10854_
     (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Walker   _(845)627-1004_
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breiner + Bodian, LLP.
(Name – if individual, state last, first, middle name)

425 Broad Hollow Rd, Suite 416   _Melville_   _N.Y._   _11747_
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 06 2004



THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Patrick Walker_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Parker Financial Corp._ , as of _December 31,_ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DOMINIQUE A. OWENS
Notary Public, State of New York
Qualified in Orange County
Reg. No. 01OW6052288
Commission Expires December 11, 20 _06_

Dominique A. Owen
Notary Public

Patrick Walker
Signature

General Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PARKER FINANCIAL CORP.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

BREINER & BODIAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Parker Financial Corp
Nanuet, New York

Gentlemen:

We have audited the balance sheet of Parker Financial Corp. as of December 31, 2003 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Parker Financial Corp. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and the rules of the Securities and Exchanges Commission.

Also, we have examined the supplementary schedules on pages 7, 8 and 9, and in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
May 27, 2004

Page 2

PARKER FINANCIAL CORP.

BALANCE SHEET

DECEMBER 31, 2003

ASSETS

Current Assets:

Cash	$	1,023
Due from Broker		65,421
		66,444

Fixed Assets:	44,998
Accumulated Amortization	44,998
	-

Other Assets:

Securities	3,000
Organization Costs	1,140
	4,140
	$ 70,584

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Accrued Expenses	$ 16,265

Stockholders' Equity:

Common Stock at Par Value, 100 Shares Issued	100
Additional Paid in Capital	1,226,312
Retained Earnings	(1,057,093)
Treasury Stock	(115,000)
	54,319
	$ 70,584

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

Revenue:

Commission Income	$ 135,394
Interest Income	841
Errors	3,365
Rent Income	6,800
Other Income	13,598
	159,998

Expenses:

Clearing Fees	24,342
Regulatory Fees	16,465
Consulting	52,320
Communication	46,432
Commissions	113,917
Margin Interest	13
Professional Fees	9,300
Office	12,757
Rent	26,781
Insurance	9,519
Miscellaneous	5,183
Travel and Entertainment	2,293
Taxes and Licenses	2,339
Amortization	2,880
Deprecation	5,963
	330,504

Net (Loss)	(170,506)
Deficit: Beginning of Year	(886,587)
Deficit: End of Year	$(1,057,093)

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:

Net (Loss)	$(170,506)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and Amortization	8,843
Increase in Due form Broker	(60,343)
Increase in Accrued Expenses	13,765

Net cash provided by(used for) operating activities	(208,241)

Cash Flows from Financing Activities:

Additional paid in capital	171,559
Net cash provided by financing activities	171,559
Net Decrease in Cash	(36,682)
Cash Balance Beginning	37,705
Cash Balance Ending	$ 1,023

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

	Common Stock	Additional Paid in Capital	Deficit	Treasury Stock
Beginning Balance	100	$1,054,753	$ (886,587)	$(115,000)
Capital Contribution		171,559		
Net (Loss)	-	-	(170,506)	-
Ending Balance	100	$1,226,312	$(1,057,093)	$(115,000)

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   **ORGANIZATION**

Parker Financial Corp. (The Company), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.. The company acts as an introducing broker and is engaged in proprietary trading of securities. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis.

Securities are valued at market value. Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Fixed assets are depreciated over their estimated useful lives using the straight-line method.

NOTE 2 -   **CONTINGENT LIABILITIES**:

Under an agreement with its clearing broker the Company is contingently liable for:

-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.

-Failures of a customer of the company to meet any margin call or any maintenance call.

-The purchase of customers, until actual and complete payment has been received by the clearing broker.

NOTE 3 -   **NET CAPITAL REQUIREMENTS**

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2003, the Company had net capital of $45,179, in excess of its requirement of $5,000.

NOTE 5 -   **COMMITMENT**:

The Company has an agreement to lease office space under an operating lease expiring on December 31, 2003.

      One Year $30,348.00

SUPPLEMENTARY INFORMATION

Page 7

PARKER FINANCIAL CORP.

SUPPLEMENTARY INFORMATION

Computation of Net Capital:

1.	Total Ownership Equity	$ 54,319
2.	Less: Ownership Equity not allowed for Net Capital	4,140
		50,179
3.	Less: Haircuts on Securities	-
4.	Net Capital	$ 50,179

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - 6 2/3% Aggregate Indebtedness)	$ 1,084
2.	Minimum Dollar Net Capital	5,000
3.	Net Capital Requirement	5,000
4.	Net Capital	50,179
5.	Excess Net Capital	$ 45,179

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 16,265
7.	Non Aggregate Indebtedness	-
		$ 16,265

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

RECONCILIATION OF NET CAPITAL

Audited Net Capital $ 50,179

Net Capital per Focus Part IIA   <ins>65,062</ins>

Difference $<ins> 14,883</ins>

Accruals $ 14,983
Due from Clearing Broker   <ins>(100)</ins>

Total $<ins> 14,883</ins>

"See Accompanying Notes and Accountants' Report"

<ins>PARKER FINANCIAL CORP.</ins>

<ins>RECONCILIATION OF EXPENSES</ins>

Audited Expenses		$ 330,504
Expenses per focus part IIa		<u>488,670</u>
Difference		$ <u>158,166</u>

Equity per 2002 audit	$ 53,266	
Opening Equity per March 2003 focus	<u>262,652</u>	
Difference	209,386	
Actual expenses	<u>37,087</u>	
	172,299	172,299
Difference in Accruals		(14,983)
Due from Clearing Broker		<u>100</u>
		$ <u>157,416</u>

"See Accompanying Notes and Accountants' Report"

B R E I N E R & B O D I A N, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

May 27, 2004

Parker Financial Corp.
Nanuet, New York

Gentlemen:

We have examined the Financial Report of Parker Financial Corp. as required by the National Association of Securities Dealers as of December 31, 2003 and have issued a report thereon dated May 27, 2004. As per of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2003 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

Parker Financial Corp.
May 27, 2004
Page 2

There are inherent limitations that should be recognized in considering the potential effectiveness of

any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2003 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed the following:

As of March 31, 2003, expenses were not properly recorded, and retained earnings was not closed correctly.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants
Melville, New York
May 27, 2004